



11016950

SECURIT... ...JN

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......12.00	

SEC FILE NUMBER
8- *(handwritten)*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2010____ AND ENDING____12/31/2010____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Alchemy Alternatives, Inc* (handwritten)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Mariners Island Blvd. Suite 750
_____
(No. and Street)

San Mateo	CA	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rogers   415 738-6220
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
_____
(Name – *if individual, state last, first, middle name*)

123 E. Lake Street Suite 105B	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Mark Rogers _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Alchemy Alternatives, Inc. _____ , as
of December 31 _____, 20 10 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____
Signature

President & CEO
_____
Title

SEE ATTACHED ACKNOWLEDGMENT
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _____SAN MATEO_____ }

On ___2/17/11___ before me, _____Elom Kpordue_____,
 Date   Here Insert Name and Title of the Officer

personally appeared _____MARK. ROGERS._____,
                              Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

E. KPORDZE
Commission # 1888989
Notary Public - California
San Mateo County
My Comm. Expires May 10, 2014

Place Notary Seal Above

Signature: _____
            Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

ALCHEMY ALTERNATIVES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010



ALCHEMY
alternatives

To: Alchemy Alternatives, Inc.

Subject: Annual Report

Date: February 15, 2010

Please find attached your copy of the 2010 Annual Report of Alchemy Alternatives, Inc.

This report has been prepared by an independent certified public accountant and contains a summary of Alchemy Alternatives, Inc. financial activity for the year ended December 31, 2010.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Mark Rogers
President & CEO
Alchemy Alternatives, Inc.

Date Signed: February 15, 2011

ALCHEMY ALTERNATIVES, INC.

CONTENTS

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alchemy Alternatives, Inc.
San Mateo, California

We have audited the accompanying statement of financial condition of Alchemy Alternatives, Inc (the "Company"), as of December 31, 2010, and the related statements of operations and changes in stockholders' equity and its cash flow for the year ended December 31, 2010 that you are filing pursuant to Rule 17-a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemcy Alternatives, Inc. as of December 31, 2010, and the results of its operations and changes in its stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by rule 17-a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures described above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianex CPA, P.C.

Bloomingdale, IL
February 2, 2011

ALCHEMY ALTERNATIVES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets

Cash and cash equivalents	$	1,181,070
Accounts receivable		31,303
Prepaid expenses		368
Total assets	$	1,212,741

Liabilities and stockholders' equity

Liabilities		
Accounts payable	$	14,895
Intercompany payable		31,740
Other liabilities		7,468
Total liabilities		54,103
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		874,900
Retained earnings		283,638
Total stockholders' equity		1,158,638
Total liabilities and stockholders' equity	$	1,212,741

See accompanying notes to financial statements.

ALCHEMY ALTERNATIVES, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2010

Revenue		
Execution and referral fees	$	219,988
Placement fees		18,327
Other income		896
Total revenue		239,211
Expenses		
Consulting fees		9,163
Professional fees		6,000
Management fees		20,000
Regulatory Fees		3,094
Rent		6,000
Insurance expense		957
Execution & quote data expenses		70,416
Other operating expenses		6,591
Total expenses		122,221
Income (loss) before interest and income taxes		116,990
Interest income		168
Income tax provision		-
Net Income	$	117,158

ALCHEMY ALTERNATIVES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2010

	Common Stock	Paid in Capital	Retained Earnings	Total
Partners' capital, beginning of year	$ 100	$ 24,900	$ 166,480	$ 191,480
Capital contributions	-	850,000	-	850,000
Capital withdrawals	-	-	-	-
Transfers of capital	-	-	-	-
Net income (loss)	-	-	117,158	117,158
Partners' capital, end of year	$ 100	$ 874,900	$ 283,638	$ 1,158,638

ALCHEMY ALTERNATIVES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

Cash flows from operating activities		
Net Income	$	117,158
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		588
Accounts receivable		(19,891)
Accounts payable		(4,358)
Intercompany payable		31,740
Other liabilities		7,468
Net cash provided (used) by operating activities		132,705
Cash flows from financing activities		
Capital contributions, net of change in advance capital contributions and capital contributions receivable		850,000
Net cash provided (used) by financing activities		850,000
Net change in cash and cash equivalents		982,705
Cash and cash equivalents, beginning of year		198,365
Cash and cash equivalents, end of year	$	1,181,070

Alchemy Alternatives, Inc.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Alchemy Alternatives, Inc. (the "Company"), a California corporation, is a private placement and introducing broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives execution and referral fees from a limited number of institutional clients.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3)

ASC 820 did not have a material impact on the Company's financial statements.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income Taxes

The Company's Parent files a consolidated income tax return in which the Company is included as a fully owned subsidiary. Therefore the Company is not required to make an income tax provision. Generally, the Company's Parent is no longer subject to income tax examinations by major taxing authorities for years before 2007.

Alchemy Alternatives, Inc.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $1,158,270 which exceeded the requirement by $1,153,270.

3. Related party transactions

The Company has an Expense Sharing Agreement with Alchemy Ventures, Inc., its parent company. During 2010 the shared expenses included in the Statement of Operations were $7,200.00. The Company pays management fees to Alchemy Ventures, Inc., its parent Company. During 2010 the fees incurred were $20,000.

4. Revenue

The Company's revenue primarily consists of execution and referral fees from other Broker Dealers.

5. Subsequent events

These financial statements were approved by management and available for issuance on February 02, 2010. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

ALCHEMY ALTERNATIVES, INC.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Stockholders' Equity qualified for net capital	$	1,158,638
Less: Non allowable assets		(368)
Net capital		1,158,270
Haircut		-
Adjusted net capital		1,158,270
Net minimum capital requirement of 6.67% of aggregate indebtedness of $54,103 or $5,000 whichever is greater		5,000
Excess net capital	$	1,153,270

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2010	$	1,154,006
No differences		-
Net capital per above computation	$	1,154,006

ALCHEMY ALTERNATIVES, INC.

SUPPLEMENTAL INFORMATION

For the year ended December 31, 2010

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2010

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Alchemy Alternatives, Inc.
San Mateo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7T to the Securities Investor Protection Corporation (SIPC) for the period of January 1, 2010 to December 31, 2010, which were agreed to by Alchemy Alternatives Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Alchemy Alternatives, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alchemy Alternatives Inc.'s management is responsible for Alchemy Alternative Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T noting no differences in total revenue on the FOCUS and on Form SIPC-7T.

3. There were no adjustments reported in Form SIPC-7T thus no differences noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and

5. There was no application of overpayment, however there was a balance due with Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 2, 2010

10



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, , 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Alchemy Alternatives, Inc.
777 Mariners Island Blvd. Suite 750
San Mateo, CA. 94404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 478

   B. Less payment made with SIPC-6 filed (exclude interest)   (150)

          7/27/2010
          Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   328

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 328

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 328

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alchemy Alternatives, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of January , 20 11 .

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 239,211

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

         Total additions -0-

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 47,823

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 359

         Enter the greater of line (i) or (ii) 359

         Total deductions 48,182

2d. SIPC Net Operating Revenues $ 191,029

2e. General Assessment @ .0025 $ 478

(to page 1, line 2.A.)

12

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5**

Board of Directors
Alchemy Alternatives, Inc.
San Mateo, California

In planning and performing our audit of the financial statements and supplemental schedules of Alchemy Alternatives, Inc. (the Company) for the year ended December 31, 2010, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(I1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2010, and this report does not affect our report thereon dated February 2, 2011.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.

Michael Coghlann CPA, P.C.

Bloomingdale, IL
February 2, 2011